

April 22, 2013

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K**
> **Filed December 28, 2012**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your response dated April 5, 2013, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2012

General

1. Please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis, page 22

Off-Balance Sheet Arrangements, page 30

2. We have read your response to comment 2 in our letter dated March 25, 2013. We
    understand and agree it is important to provide the user with information that is useful
    and relevant to the current trends of your business. However, given that "current trends,"
    especially within the homebuilding industry, likely encompass several periods and even
    several years, it is not clear to us that the expanded disclosure requested related to
    material impairments recognized only in fiscal 2011 was no longer meaningful for the
    fiscal 2012 report. As your next Form 10-K continues to cover the impacted period,
    please ensure that, therein and in other future filings as applicable, your disclosure related
    to material items is, in the aggregate, useful, relevant and fully responsive to prior
    concerns previously communicated to you.

19. Supplemental Guarantor Information, page F-45

3. We have read your response to comment 3 in our letter dated March 25, 2013. We have
    the following comments related to your response and/or revised Rule 3-10 presentation:

    - On the balance sheet, please present the intercompany advances (receivable) asset
      account separately from the equity investment in consolidated entities account.
      Refer to Rule 3-10(i) of Regulation S-X.
    - The guarantor subsidiaries and non-guarantor subsidiaries have intercompany
      liabilities for fiscal years 2012 and 2011, so it appears that interest expense would
      be incurred on those liabilities. If so, it is not clear that the full amount of
      corresponding interest expense is presented in the interest expense line item in the
      income statement, given that, for 2012, the guarantor interest expense is nil and
      the non-guarantor interest expense appears low relative to the liability. For 2011,
      the guarantor interest expense appears low and the non-guarantor interest expense
      is nil. Please explain or revise.
    - On the income statement, it does not appear that interest expense should be
      presented as a component of operating income (loss), given Rule 5-03 of
      Regulation S-X. Please explain or revise.
    - On the cash flow statement, it appears that the transactions in which the guarantor
      and non-guarantor subsidiaries are either receiving or paying back intercompany
      advances are debt repayment transactions. If so, the classification should be as
      financing activities by the guarantor and non-guarantor subsidiaries, instead of as
      investing activities. Please explain or revise. Conversely, since Toll Brothers, Inc.
      and the Subsidiary Issuer are the lenders, when cash is advanced to the
      subsidiaries and repayments on those advances are received, then those
      transactions should be classified as investing activities for these entities. Please
      explain or revise.
    - On the cash flow statement, please explain why the "(Increase) decrease in
      intercompany amounts" is shown as an operating cash flow, whereas the

"Investment in and advances to unconsolidated entities" is shown as an investing activity. Please explain the difference between these two line items and reconcile these amounts to the 2011 and 2012 balance sheets.

- Please clarify whether any component of the intercompany advances assets shown on the balance sheet are non-interest bearing. If so, please quantify the balance therefor and tell us how you determined that these non-interest bearing components constitute assets instead of capital transactions.

Please provide us a revised draft of your Rule 3-10 data for fiscals 2011 and 2012 assuming you have made the above changes, and include those changes made in your initial response.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief